

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 18, 2017

Lisa Nelson
President, CEO and Chairman
LBC Bioscience Inc.
11529 N. 120th Street, Suite 01
Scottsdale, AZ 85259

> **Re: LBC Bioscience Inc.**
> **Registration Statement on Form S-1**
> **Filed April 20, 2017**
> **File No. 333-217394**

Dear Ms. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your filing with financial information through March 31, 2017. See Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2.   We note that this prospectus relates to both a primary offering and a secondary offering. Please revise your disclosure throughout the prospectus to clearly discuss the terms for each offering. For example, please revise the prospectus cover to clearly highlight at the top that there are two different offerings and the amounts of each offering, and revise your offering and summary offering sections to clearly discuss the terms of each offering. Please also revise the cover and elsewhere as applicable to discuss the duration of the secondary offering.

3.   Please clarify on the prospectus cover page and elsewhere as applicable whether any sales in the secondary offering will occur prior to the closing of the shares to be sold in your initial public offering. If the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

4.   We note your statement on the cover page that the selling shareholders will sell their shares at a fixed price until a trading market develops, and your statement on page 25 that your selling shareholders will sell at prevailing market prices or privately negotiated prices after your stock is quoted on the OTCQB or the Pink Sheets. Please revise your disclosures to state that the secondary shares will be offered at the fixed price until your shares are quoted on the OTCQB (or listed on a national exchange, or quoted on the OTCBB or the OTCQX). Please note that your shares will need to be sold at a fixed price even if your shares are quoted on OTC Pink. In addition, given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the $0.25 price in your best efforts offering.

5.   Please limit your cover page to one page. See Item 501(b) of Regulation S-K.

Prospectus Summary, page 5

6.   Please explain the term "terpenes" the first time it appears.

Implications of Being an Emerging Growth Company, page 7

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Risk Factors

8.   Please add a risk factor discussing the risk that you may not be able to access bank services, including the processing of credit card payments, due to the nature of your business. Alternatively, please explain why this disclosure is not necessary.

4. We are subject to numerous regulatory matters, page 11

9.   We reference your statements that there are various rules relating to marijuana extracts, and that if the DEA were to take "any aggressive action" against CBD products, it would likely result in your ceasing operations. Please clearly explain whether your CBD hemp oil extracts are considered by the DEA to be Schedule I controlled substances, and clarify

your statement regarding potential DEA actions. Please also highlight in the header for this risk factor that these actions may result in your ceasing operations.

11. There are significant potential conflicts of interest, page 13

10.   Please expand this risk factor to explain that your CEO, Chairman and PFO is also the CEO of another company and that she will be working for you approximately 50% to 60% of her time, and that your COO will be working for you approximately 65% of his time.

13. The interests of shareholders may be hurt because . . . ,page 14

11.   Please revise your disclosure to include the percentage of outstanding shares that your management will hold after the primary offering assuming no sales are made in the secondary offering, and after the completion of both offerings.

Use of Proceeds, page 20

12.   You disclose that you will apply the proceeds from the offering for working capital, including satisfaction of accrued expenses. From your balance sheet on page 55, it appears the only accrued expenses as of December 31, 2016 were the accounts payable to your president amounting to $27,606. Please revise your header and table to clearly reflect the portion of the proceeds that will be paid to your officers.

Selling Stockholders, page 23

13.   With respect to any selling stockholder that would hold 1% or more after the offering, please revise your table on page 24 to show the percentage of the common stock that would be owned by such selling stockholder. If the primary and secondary offerings are concurrent, please include information reflecting the closing of the secondary offering and the closing of both offerings. Refer to Item 507 of Regulation S-K.

14.   You state on page 25 that Ms. Nelson and Mr. Perella have agreed to limit sales of their shares to 50% or less of the number that they could sell under Rule 144. However this does not appear to be reflected in the agreement filed as Exhibit 10.1.

Management's Discussion and Analysis
Operations, page 31

15.   Please revise your disclosure to discuss your product sales and cost of sales in the periods presented, identifying any trends experienced to date. To the extent applicable, also disclose elsewhere in MD&A the general terms of any material manufacturing contracts with the independent vendors discussed on page 34. Separately disclose any minimum purchase obligations or other commitments under these contracts.

Business, page 33

16.   Please substantially expand your disclosure to describe your products, how they work and their markets. Your expanded disclosure should clarify which products are currently commercialized and which are still in development, and should explain how your anti-aging and revive creams work. Refer to Item 101(h)(4)(i) of Regulation S-K.

17.   We note your statement on page 34 that you do not make any statements that are not supported by published scientific research and that accordingly, you limit descriptions of your products to phrases such as "dietary supplement." We also note a YouTube video advertising the company in which you state the benefits of CBD include helping with arthritis, autoimmune disease, ASL, cancer, diabetes and epileptic seizures, among others. Please reconcile your statements. In addition, please disclose whether CBD can be marketed as a dietary supplement under FDA regulations.

18.   We refer to your statement on page 34 that your products are all made by independent vendors. Please disclose the names of your principal suppliers and the sources and availability of your raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Regulations, page 34

19.   We refer to your statement that your operations are potentially subject to a "complex web" of regulations. Please expand your disclosure to explain the regulations that may apply to your operations because your products involve cannabidiol, including tax regulations. Refer to Item 101(h)(4)(ix) of Regulation S-K.

20.   We note your statement on page 33 that your products include "CBD pet drops," a "CBD hemp intensive healing pain rub," and a "CBD freeze pain rub therapy." Please describe the specific FDA requirements that apply to these and any other applicable products of your business, including any regulations regarding the testing, manufacture, packaging and labeling of your products. See Item 101(h)(4)(viii) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 35

21.   Please provide Mr. Parella's business experience for the full five year period in accordance with Item 401(e) of Regulation S-K, including the principal business of Lazer Direct.

Description of Capital Stock, page 40

22.   You state that you are authorized to issue 10,000,000 shares of preferred stock. However, Article IV of your certificate of incorporation indicates that you have 1,000,000 authorized shares of preferred stock. Please reconcile your disclosure.

Lisa Nelson
LBC Bioscience Inc.
May 18, 2017
Page 5

Notes to the Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 60

23.   You disclose that you recognize revenue less estimated future doubtful accounts. Please
        tell us why it is appropriate, when collectability is reasonably assured, to record revenue
        net of doubtful accounts. In this regard, it appears that any doubtful account in this
        instance would represent a bad debt expense versus sales returns or discounts which
        would represent a reduction from revenue. To the extent appropriate, please revise your
        policy disclosure to clarify your accounting.

Part II
Item 15. Recent Sales of Unregistered Securities, page 66

24.   Please provide the disclosure required by Item 701(a) and (c) of Regulation S-K for the
        transactions described in this section.

Item 16. Exhibits

25.   Please file the subscription agreement relating to your primary offering. The agreement
        filed as Exhibit 99.1 appears to relate to an unregistered offering.

Exhibit 5.1

26.   Please ask your counsel to revise the exhibit to provide an opinion regarding the currently
        issued shares that are being registered for resale.

27.   Please file an opinion of counsel that addresses all of the securities being registered.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Mark Brunhofer at 202-551-3638 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Frank J. Hariton